

August 17, 2012

Via E-mail
Baoyuan Zhu
Chairman of the Board
China Hefeng Rescue Equipment, Inc.
No. 88, Taishan Street
Beigang Industrial Zone
Longgang District, Huludao
Liaoning Province
China

> **Re: China Hefeng Rescue Equipment, Inc. (fka Bridgeway Acquisition Corp.)**
> **Form 8-K**
> **Amended August 1, 2012**
> **File No. 000-54224**

Dear Mr. Zhu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Emerging Growth Company, page 2

1.   Please reconcile your disclosure in the third bullet point of this section regarding your lack of registration under the Exchange Act with your disclosure on the facing page of your latest Form 10-K indicating that your common stock is registered under Section 12(g).

Description of Business, page 6

2.   Regarding your response to prior comment 5:
- Please clarify in your document the purpose of Dragons Soaring and Huashi International Holdings Group Limited in your holding company structure. Also

explain why and when you plan to remove entities from your corporate structure, as mentioned on page 51; include the effect of the removal, especially if the removed company is a party to the agreements with your VIE.

- Please disclose the requirements to pass the "enterprise annual inspection" mentioned in your response. Also disclose the effect on Bridgeway Acquisition Corp's rights to the assets and business of the WFOE and the VIE if they do not pass the annual inspection and they lose all legal rights as you mention on page 31. Add appropriate risk factors, including an explanation of any other material methods in which the certificate of approval can be terminated.

Contractual Arrangements, page 7

3.   In an appropriate section, please disclose the circumstances under which PRC law would permit Huashida Consulting to gain "actual ownership" of the shares of Huludao Rescue, as discussed in paragraph (4) on page 8. Refer to our prior comment 8.

4.   We note your response to prior comment 22. Please tell us which provisions of which exhibit contain the contractual obligation mentioned in the first sentence of the last paragraph on page 8.

Our Services, page 13

5.   Please reconcile your response to prior comment 11 that you do not own intellectual property with your disclosure that you conduct design and R&D services. Who owns the rights to the designed and the developed products and systems? Is your business the location and assembly of products and systems available from third parties?

6.   Please continue to revise your disclosure to ensure that it does not give disproportionate prominence to your activities relative to their contribution to your business. See prior comment 12. We note that your description of your business here and on page 6 begins with your equipment design business; however, you disclose on page 39 that there were no new such engagements in the March 2012 quarter. We also note that you describe your commission business after your describe your design business despite the relative amount of revenue from commissions. Address in your revisions the shift mentioned in your response to prior comment 12; in an appropriate section of your document, discuss how that shift away from the design and development business affects your commission business given your disclosure on page 41 that your design and development business provides your market channels for the commission business. Also, please ensure that your disclosure in response to this comment can be reconciled to your statement on page 20 that revenues from the sales of your products will continue to represent substantially all of your revenues in the near future.

Customers, page 15

7.   Please expand your response to prior comment 15 to clarify why no additional disclosure
      is required by Regulation S-K Item 101(h)(4)(vi). In this regard, we note your continued
      reference to your "major customers" in the notes to your financial statements and the
      reference to your "core clients" in your discussion of your commission-based revenue on
      page 41. Also tell us which exhibit represents your agreement with these major
      customers and core clients and where you have disclosed when these agreements and
      your key commission agreements expire.

Markets, page 15

8.   With a view toward disclosure, please expand your response to prior comment 13 to tell
      us the portion of your software development projects that is completed by your
      employees versus by subcontractors.

Under the EIT Law, page 26

9.   Please address the portion of prior comment 21 with respect to disclosing the position
      you intend to take regarding whether you are a "resident enterprise" for purposes of
      determining your tax obligations.

10.   Refer to your revision on page 27 in response to prior comment 21. Please clarify why it
      is reasonable to conclude that United States investors would not be subject to the taxes
      given the definition of "resident enterprise" on page 26.

We rely on the approval certificates, page 31

11.   Please expand your disclosure added in response to prior comment 24 to address the
      amount of "required investment funds." Also disclose with whom these funds are
      "deposited" and the nature of your rights to the deposit.

PRC Government Policy, page 36

12.   It appears from your disclosure here that mines must implement these policies by 2012,
      or, in one case, 2013. If so, after these dates, is there a significant risk that your business
      will decline substantially such that you should include disclosure of the exact compliance
      deadline and the extent of your business derived from the expiring policy in your risk
      factors and Management's Discussion and Analysis of Financial Condition and Results of
      Operations?

Gross Profit, page 41

13.   Please tell us why you classify the business tax of the commission revenue as cost of
        sales rather than as cost of commission revenue. Please clarify the nature of this tax.

Transfer of Cash, page 51

14.   Please revise your disclosure to clarify the nature of the potential joint venture disclosed
        in paragraph (2). Discuss how the restrictions on foreign investment would impact this
        joint venture, who the other parties to the agreement would be, and the material terms of
        the agreement.

Management, page 57

15.   We note your response to prior comment 31. Please clarify the nature of the business of
        Shengshi (China) Culture, and Mr. Zhu's role in the development of the "first mining
        capsule" referenced on page 58.

Employment Agreements, page 60

16.   We note your response to prior comment 32 and your disclosure on page 61 regarding
        PRC employment law. Please tell us where you have reflected the provisions in section
        IX.1 of exhibits 10.12 and 10.13 regarding the agreement to pay "double of the national
        regulated standard," or revise your disclosure accordingly.

Transactions with Related Persons, page 62

17.   Please expand your disclosure provided in response to prior comment 33 to provide all of
        the information required by Regulation S-K Item 404 with respect to the related-party
        loans, including the identity of the related parties and the repayment due date. Also, tell
        us where in this section you have reflected the loans referenced on pages 2 and 4 of the
        Dragons Soaring March 31, 2012 financial statements, or revise your disclosure as
        appropriate.

18.   Please revise your disclosure to explain clearly the discrepancy discussed in your
        response to prior comment 34.

19.   Please expand your response to prior comment 46 to tell us who did not pay for the
        common stock and the status of the subscription.

<u>Dragons Soaring Limited and Subsidiaries Consolidated Financial Statements for the Three Months Ended March 31, 2012 and 2011 (Unaudited)</u>

<u>Note 2. Summary Of Significant Accounting Policies, Basis of Accounting and Presentation, page 8</u>

20. Please explain the difference between the $974,451 accounts payable balance on the VIE and the $928,230 accounts payable balance on the consolidated financial statements.

<u>Note 2. Revenue and Cost Recognition, page 13</u>

21. Regarding the commission revenue, please revise to disclose if you have any further obligations to your customers after making recommendations for rescue equipment purchases. In that regard, your revised disclosure should discuss if the commission fee is non-refundable and if there are any contingences related to the commissions. Please also clarify when these fees are collected.

<u>Exhibits</u>

22. Regarding your response to prior comments 47 and 49:

- It appears that you have provided us only a portion of the schedules to exhibit 2.1. Please provide us all other schedules mentioned in that exhibit.
- Revise an appropriate section of your document to disclose the name change of your VIE.
- Please tell us why the "translation error" was not corrected in exhibit 3.3, 3.5 and 3.6.
- Exhibit 3.4 does not appear to be the November 12, 2011 amendment that you mention in your exhibit index. Please clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Ryan Nail
        The Crone Law Group